UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 26)*

Distribution Solutions Group, Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

520776105

(CUSIP Number)

Jacob D. Smith

Principal and General Counsel

Luther King Capital Management Corporation

301 Commerce Street, Suite 1600

Fort Worth, Texas 76102

(817) 332-3235

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who response to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 520776105	Page 2 of 21

1.	Name of Reporting Persons. LKCM Private Discipline Master Fund, SPC / PDLP Lawson, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Cayman Islands / Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,789,114
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,789,114
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,789,114
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 3 of 21

1.	Name of Reporting Persons. LKCM Investment Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 276,250
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 276,250
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 276,250
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 1.2%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 4 of 21

1.	Name of Reporting Persons. LKCM Micro-Cap Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,235
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 28,235
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,235
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 5 of 21

1.	Name of Reporting Persons. LKCM Core Discipline, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 11,591
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 11,591
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,591
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 6 of 21

1.	Name of Reporting Persons. LKCM Headwater Investments II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 592,326
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 592,326
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 592,326
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 2.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 7 of 21

1.	Name of Reporting Persons. LKCM Headwater II Sidecar Partnership, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 8 of 21

1.	Name of Reporting Persons. LKCM Headwater Investments III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 9 of 21

1.	Name of Reporting Persons. 301 HW Opus Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 8,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 8,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 34.3%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 10 of 21

1.	Name of Reporting Persons. LKCM TE Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 4,000,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 17.1%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 11 of 21

1.	Name of Reporting Persons. Headwater Lawson Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,761,494
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,761,494
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,761,494
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 520776105	Page 12 of 21

1.	Name of Reporting Persons. LKCM Headwater Investments IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,716,995
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,716,995
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,716,995
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 7.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 520776105	Page 13 of 21

1.	Name of Reporting Persons. Luther King Capital Management Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,178,767
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,178,767
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,178,767
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 77.9%
14.	Type of Reporting Person (See Instructions) IA, CO

CUSIP No. 520776105	Page 14 of 21

1.	Name of Reporting Persons. J. Luther King, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,178,767
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 18,178,767
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,178,767
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 77.9%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 520776105	Page 15 of 21

1.	Name of Reporting Persons. J. Bryan King
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,919,292
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 17,919,292
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,919,292
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11) 76.7%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 26 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with respect to the Common Stock, par value $1.00 per share (“Common Stock”), of Distribution Solutions Group, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company (“Master Fund”), PDLP Lawson, LLC (“PDP”), a Texas limited liability company and special purpose vehicle wholly-owned by Master Fund, LKCM Investment Partnership, L.P., a Texas limited partnership (“LIP”), LKCM Headwater Investments II, L.P., a Delaware limited partnership (“HW2”), LKCM Headwater II Sidecar Partnership, L.P., a Delaware limited partnership (“Sidecar”), LKCM Micro-Cap Partnership, L.P., a Delaware limited partnership (“Micro”), LKCM Core Discipline, L.P., a Delaware limited partnership (“Core”), Headwater Lawson Investors, LLC, a Delaware limited liability company (“HLI”), LKCM Headwater Investments III, L.P., a Delaware limited partnership (“HW3”), 301 HW Opus Investors, LLC, a Delaware limited liability company (“Gexpro Investors”), LKCM TE Investors, LLC, a Delaware limited liability company (“TestEquity Investors”), LKCM Headwater Investments IV, L.P., a Delaware limited partnership (“HW4”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. Master Fund, PDP, LIP, HW2, Sidecar, Micro, Core, HLI, HW3, Gexpro Investors, TestEquity Investors, HW4, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of Master Fund is c/o Five Continents Financial Limited, 4th Floor, Anderson Square, 64 Shedden Road, P.O. Box 10324, Grand Cayman KY1-1003, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

(c) LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), is the sole holder of the management shares of Master Fund, and LKCM Alternative Management, LLC, a Delaware limited liability company (“Alternative”) is the general partner of PD Management. PDP is a special purpose vehicle wholly-owned by Master Fund. LKCM Investment Partnership GP, LLC, a Texas limited liability company (“LIP GP”), is the general partner of LIP. LKCM Headwater Investments II GP, L.P., a Delaware limited partnership (“HW2 GP”), is the general partner of HW2. LKCM Headwater II Sidecar Partnership GP, L.P., a Delaware limited partnership (“Sidecar GP”), is the general partner of Sidecar. LKCM Headwater Investments III GP, L.P., a Delaware limited partnership (“HW3 GP”), is the general partner of HW3. HLI is a special purpose vehicle wholly-owned by HW2 and Sidecar. LKCM Micro-Cap Management, L.P., a Delaware limited partnership (“Micro GP”), is the general partner of Micro, and Alternative is the general partner of Micro GP. LKCM Core Discipline Management, L.P., a Delaware limited partnership (“Core GP”), is the general partner of Core, and Alternative is the general partner of Core GP. LKCM Capital Group GP, LLC, a Delaware limited liability company (“Capital Group”), holds all of the outstanding membership interests of Alternative. HW3 is a controlling member of Gexpro Investors. HW2 and Sidecar are controlling members of TestEquity Investors. LKCM Headwater Investments IV, L.P., a Delaware limited partnership (“HW4 GP”), is the general partner of HW4. LKCM serves as the investment manager for Master Fund, PDP, LIP, HW2, Sidecar, HW3, HW4, Micro, Core, and HLI. J. Luther King, Jr. is a controlling shareholder of LKCM and a controlling member of LIP GP. J. Bryan King is a controlling member of HW2 GP, Sidecar GP, HW3 GP, HW4 GP, and Capital Group and the President of HLI. J. Luther King, Jr. and J. Bryan King are controlling members of Alternative. The principal business of Master Fund, PDP, LIP, HW2, Sidecar, HW3, HW4, Micro, Core and HLI is purchasing, holding and selling securities for investment purposes, the principal business of Gexpro Investors and TestEquity Investors is industrial distribution and activities related thereto, and the principal business of the other Reporting Persons is investment management.

(d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Master Fund is organized under the laws of the Cayman Islands. PDP and LIP are organized under the laws of Texas. HW2, Sidecar, HW3, HW4, Micro, Core, HLI, Gexpro Investors, TestEquity Investors, and LKCM are organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

On May 9, 2023, the Issuer commenced a subscription rights offering (the “Rights Offering”) pursuant to which the holders of Common Stock as of the close of business on May 1, 2023 or their transferees had the right to purchase up to an aggregate of 2,222,222 shares of Common Stock from the Issuer at a purchase price of $45.00 per share. In connection with the Rights Offering, (i) LIP acquired 26,250 shares of Common Stock for aggregate proceeds of $1,181,250 using working capital, (ii) HW4 acquired 1,716,995 shares of Common Stock for aggregate proceeds of $77,264,775 using working capital, (iii) Micro acquired 1,408 shares of Common Stock for aggregate proceeds of $63,360 using working capital, (iv) Core acquired 1,101 shares of Common Stock for aggregate proceeds of $49,545 using working capital, (v) a separately managed portfolio for which LKCM serves as investment adviser acquired 262 shares of Common Stock for aggregate proceeds of $11,790 using personal funds, (vi) PDP acquired 89,243 shares of Common Stock for aggregate proceeds of $4,015,935 using working capital, and (vii) J. Bryan King acquired 2,489 shares of common stock for aggregate proceeds of $112,005 using personal funds.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On May 19, 2023, M. Bradley Wallace, an affiliate of the Reporting Persons, was elected to the Issuer’s board of directors in connection with the Issuer’s annual meeting of stockholders.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of June 1, 2023, the Reporting Persons may be deemed to beneficially own 18,178,767 shares of Common Stock (which represents approximately 77.9% of the outstanding Common Stock based upon information obtained from the Issuer).

(b)

	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
PDP	1,789,114	0	1,789,114	0
LIP	276,250	0	276,250	0
HW2	592,326	0	592,326	0
Sidecar	0	0	0	0
HWLI	1,761,494	0	1,761,494	0
HW3	0	0	0	0
Gexpro Investors	8,000,000	0	8,000,000	0
TestEquity Investors	4,000,000	0	4,000,000	0
Micro	28,235	0	28,235	0
Core	11,591	0	11,591	0
LKCM	18,178,767	0	18,178,767	0
J. Luther King, Jr.	18,178,767	0	18,178,767	0
J. Bryan King	17,919,292	0	17,919,292	0

(c) The information provided by the Reporting Persons in response to Items 3 and 4 are hereby incorporated by reference in response to this Item 5(c).

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated June 2, 2023, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 2, 2023

LKCM Private Discipline Master Fund, SPC

By:	LKCM Private Discipline Management, L.P., sole holder of its management shares

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

PDLP Lawson, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Investment Partnership, L.P.

By:	LKCM Investment Partnership GP, LLC, its general partner

By:	/s/ J. Luther King, Jr.
J. Luther King, Jr., President

LKCM Headwater Investments II, L.P.

By:	LKCM Headwater Investments II GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Headwater II Sidecar Partnership, L.P.

By:	LKCM Headwater II Sidecar Partnership GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Headwater Investments III, L.P.

By:	LKCM Headwater Investments III GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

301 HW Opus Investors, LLC

By:	/s/ Jacob D. Smith
Jacob D. Smith, Vice President

LKCM TE Investors, LLC

By:	/s/ Jacob D. Smith
Jacob D. Smith, Vice President

LKCM Micro-Cap Partnership, L.P.

By:	LKCM Micro-Cap Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Core Discipline, L.P.

By:	LKCM Core Discipline Management, L.P., its general partner

By:	LKCM Alternative Management, LLC, its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Headwater Lawson Investors, LLC

By:	/s/ J. Bryan King
J. Bryan King, President

LKCM Headwater Investments IV, L.P.

By:	LKCM Headwater Investments IV GP, L.P., its general partner

By:	/s/ J. Bryan King
J. Bryan King, President

Luther King Capital Management Corporation

By:	/s/ J. Bryan King
J. Bryan King, Principal and Vice President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.